[Letterhead of Davis Polk & Wardwell LLP]

Martin A. Wellington

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2018 tel 650 752 3618 fax martin.wellington@davispolk.com

Confidential Treatment Requested

By Angie’s List, Inc.

Under 17 C.F.R. §200.83

CONFIDENTIAL TREATMENT REQUESTED. CERTAIN PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED WITH AN ASTERISK TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

October 24, 2011

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Larry Spirgel, Assistant Director
Reid Hooper, Attorney-Adviser
Terry French, Accountant Branch Chief
Sharon Virga, Staff Accountant

Re:	Angie’s List, Inc.

Registration Statement on Form S-1 (File No. 333-176503)

Filed August 25, 2011

Ladies and Gentlemen:

We are submitting this letter on behalf of Angie’s List, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 21, 2011 (the “Comment Letter”) relating to the above-referenced registration statement on Form S-1 of the Company filed August 25, 2011 (the “Registration Statement”) and the prospectus contained therein. All page numbers in the

2011.10.24.1

Confidential Treatment Requested

By Angie’s List, Inc.

Under 17 C.F.R. §200.83

response below refer to Amendment No. 2 (“Amendment No. 2”) to the Registration Statement, filed October 19, 2011, except as otherwise noted.

23. Discuss each significant factor contributing to the difference between the fair value of the common stock as of the date of each grant for the options and restricted stock awards and the estimated IPO price.

Response: As noted in our response of September 29, 2011 to the Staff’s comments as set forth in its Comment Letter, the Company has not yet provided an estimated range for the offering of the Company’s common stock, $0.001 par value per share (the “common stock”) in the Registration Statement. To assist the Staff in its evaluation of the stock compensation and other costs recognized by the Company, the Company respectfully advises the Staff that considering current market conditions based in part on input received from its underwriters on October 22, 2011, the Company currently estimates a preliminary price range of approximately $[*] to $[*] per share, or $[*] to $[*] per share after an 8-for-1 stock split (the “Preliminary Price Range”), for the offering of the Company’s common stock. The estimated IPO price range, which will not exceed $2.00, remains under discussion between the Company and its underwriters, and will be included in an amendment to the Registration Statement prior to any distribution of preliminary prospectuses so that the Staff may complete its review.

The factors considered in estimating the fair value of the Company’s common stock during the period from January 1, 2010 to October 18, 2011 are set forth on pages 65 to 69 of Amendment No. 2 as well as in Appendix A hereto.

The Company believes that the increase in fair value of its common stock from $75.90 per share as of October 18, 2011 to the $[*]-[*] range per share, or from $9.49 to $[*]-[*] on a split-adjusted basis, is primarily attributable to the following factors:

•

New valuation methods. To calculate the Preliminary Price Range, the underwriters used a valuation method based exclusively on public market valuations of selected publicly traded companies in the consumer internet industry, applying a range of selected trading multiples for such publicly traded companies to the Company’s projected 2012, 2013 and 2014 financial and operating results. In calculating the Preliminary Price Range, the underwriters did not apply a discount for marketability and liquidity. In contrast, the PWERM used by the Company’s third party valuation firm in connection with its valuation of the Company’s common stock as of September 30, 2011 was based on a discounted cash flow analysis of the Company’s projected financial and operating results for the years 2012 through 2021 and applied a discount for lack of marketability and liquidity. The underwriters’ analysis indicated a range of per share equity values for the Company’s common stock that was higher than the September 30, 2011 valuation.

•	Decrease in discount rate. The Company believes that its weighted average cost of capital, which was a component of the third party valuation analysis of the

2011.10.24.2

Confidential Treatment Requested

By Angie’s List, Inc.

Under 17 C.F.R. §200.83

Company’s common stock as of September 30, 2011, will be favorably affected by this offering, as its estimated cost of equity capital will decrease.

•

Liquidity premium. This premium reflects the additional value resulting from greater liquidity due to the presumption of this offering being consummated. A lack of liquidity, resulting in limited transferability of shares, has a direct impact on the fair value of the Company’s common stock. As discussed above and disclosed on page 69 of Amendment No. 2, when undertaking its valuation of the Company’s common stock as of September 30, 2011, the third party valuation firm applied a discount for marketability and liquidity to the per share common value derived from the PWERM.

•	Enhanced access to capital. This offering is expected to provide the Company with additional capital and will enable it to access public capital markets to grow its business.

Consistent with the foregoing analysis, if the IPO price range, when the Company launches the offering, is within the Preliminary Price Range, the Company would propose to add the following disclosure to page 69 of the Registration Statement:

“The midpoint of the range set forth on the cover page of this prospectus does not materially differ from the most recent valuation of our common stock used for the stock options that we granted on October 18, 2011. We believe the slight difference is principally attributable to the lack of marketability and liquidity of our common stock and the remaining execution risk associated with this offering as of the grant date.”

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of a portion of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. A redacted letter will be filed on EDGAR, omitting the confidential information.

********************************

2011.10.24.3

Confidential Treatment Requested

By Angie’s List, Inc.

Under 17 C.F.R. §200.83

We appreciate your assistance in this matter. Please do not hesitate to call me at 650-752-2018 with any questions you may have respecting the foregoing.

Very truly yours,
/s/ Martin A. Wellington
Martin A. Wellington, Esq.

Enclosures

cc:	Mr. William S. Oesterle, Angie’s List, Inc.

Mr. Robert R. Millard, Angie’s List, Inc.

Mr. Francis S. Currie, Esq., Davis Polk & Wardwell LLP

Mr. Christopher Kaufman, Esq., Latham & Watkins LLP

Mr. Tad Freese, Esq., Latham & Watkins LLP

2011.10.24.4

Appendix A

Stock-Based Compensation

We measure stock-based compensation expense for personnel at the grant date fair value of the award, and recognize expense on a straight-line basis over the vesting period. Determining the fair value of an award requires judgment.

We estimate the fair value of stock-based payment awards using the Black-Scholes option-pricing model. The determination of the fair value of a stock-based award on the date of grant using the Black-Scholes option-pricing model is affected by our stock price on the date of grant as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the expected term of the award, actual and projected employee stock option exercise behaviors, the risk-free interest rate for the expected term of the award and expected dividends. The value of the portion of the award that is ultimately expected to vest is recognized as an expense in our statements of operations.

The following table summarizes the assumptions relating to our stock options granted during 2010 and through the date of this prospectus:

	2010	2011
Dividend yield	0%	0%
Volatility	37%	46%
Risk-free interest rate	0.62%	1.56%
Expected term, in years	4.0	4.6

We use an expected dividend rate of zero based on the fact that we currently have no history or expectation of paying cash dividends on our capital stock. Because our common stock has never been publicly traded, we estimate the expected volatility of our awards from the historical volatility of selected public companies within the internet and media industry with comparable characteristics to us, including similarity in size, lines of business, market capitalization, revenue and financial leverage. The risk-free interest rate is based on the implied yield currently available on U.S. Treasury issues with terms approximately equal to the expected life of the option. We estimated our expected term based on our historical experience.

Stock Option Grants and Common Stock Valuations

We granted stock options with the following exercise prices during 2010 and through the date of this prospectus:

Grant Date	Number of Options Granted	Exercise Price Per Share	Estimated Fair Value Per Share
August 11, 2010	14,600	$1.87	$60.00
October 4, 2010	20,000	61.02	61.02
February 11, 2011	12,411	61.02	61.02
May 19, 2011	65,525	68.00	68.00

Grant Date	Number of Options Granted	Exercise Price Per Share	Estimated Fair Value Per Share
June 8, 2011	63,525	68.00	68.00
July 26, 2011	5,500	68.00	68.00
August 11, 2011	109,762	68.00	68.00
August 23, 2011	15,000	68.00	68.00
October 18, 2011	61,638	75.90	75.90

For all option grants, the fair value of the common stock underlying the option grants was determined by our board of directors, with input from our management. With the exception of the stock options granted on August 11, 2010, our board of directors determined that the exercise price per share was equal to the estimated fair value per share of our common stock at each grant date.

Our board of directors considered numerous objective and subjective factors to determine its best estimate of the fair market value of our common stock as of the date of each option grant, including but not limited to, the following factors:

(a)	common stock valuation reports performed as of April 30, 2010, the date of our conversion to a Delaware corporation, and as of September 30, 2011;

(b)	recent issuances of common stock;

(c)	secondary transactions in our common stock;

(d)	recent issuances of preferred stock, as well as the rights, preferences and privileges of our outstanding preferred stock;

(e)	the lack of marketability of our common stock;

(f)	our debt; and

(g)	our performance and stage of development.

In connection with our conversion to a Delaware corporation, we engaged a third-party valuation firm to perform a valuation of our common stock as of April 30, 2010. The valuation firm performed a valuation of our common stock on a non-marketable, minority basis as of April 30, 2010 in a manner consistent with the methods outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The firm’s report was issued on August 25, 2010.

The valuation involved a two-step process. First, the valuation firm established our enterprise value using the income approach and the market approach. The income approach, which relies on a discounted cash flow analysis, measures the value of a company as the present value of its future economic revenue and costs. The market approach measures the value of a company through comparison to comparable companies and transactions. Consideration is given to the financial condition and operating performance of the company being valued relative to those of publicly traded companies operating in the same or similar lines of business. When choosing the comparable companies to be used for the market approach, the valuation firm focused on companies providing internet marketing services, subscription media services and review-oriented e-commerce offerings. The valuation firm conducted an assessment of these companies in light of differences from us with respect to business risk, size, earnings quality and growth prospects. For the valuation report, we prepared a financial forecast to be used in the computation of the enterprise value for both the market approach and the income approach. The financial forecast took into account our past experience and future expectations. The risks associated with achieving this forecast were assessed in selecting the appropriate discount rate. Because both the income and market approaches are widely accepted and the valuation firm had equal confidence in the quality of the data and the underlying assumptions of each, the valuation firm gave equal weight to the two approaches in establishing our enterprise value. Second, the valuation firm allocated the resulting equity value among the securities that comprise our capital structure using the Black-Scholes option pricing method. The aggregate value of the common stock derived from the option pricing method was then divided by the number of common shares outstanding to arrive at the per share common value. The valuation firm then applied a discount for lack of marketability to reflect the increased risk arising from the inability of holders to readily sell their shares. This analysis resulted in a fair value of our common stock of $20.66 per share as of April 30, 2010. In addition, the valuation firm considered our issuance and sale of shares of Series C preferred stock at a purchase price of $67.42 in April 2010.

After April 30, 2010 but prior to the issuance of the valuation report on August 25, 2010, two secondary transactions in our common stock were entered into between stockholders and new and pre-existing investors. On July 16 and 22, 2010, an investment fund that is one of our principal stockholders and an affiliate of two of our directors sold an aggregate of 64,484 shares of common stock to a new investor for $62.03 per share, or approximately $4.0 million in aggregate proceeds. The new investor was financially sophisticated and received customary financial and legal information for due diligence purposes.

On August 11, 2010, we granted a discounted option to purchase 14,600 shares of our common stock to our Chief Marketing Officer, Angie Hicks. As discussed in “Executive Compensation—Compensation Discussion and Analysis—Equity-based Compensation,” the board approved this grant as a subsequent acknowledgement of Ms. Hicks’ in-the-money options that were cancelled in April 2010 in connection with our conversion to a Delaware corporation. On August 11, 2010, Ms. Hicks exercised this option and sold 8,332 shares of common stock to several new and pre-existing investors for $60.00 per share, or approximately $0.5 million in aggregate proceeds. The new and pre-existing investors, including our Chief Executive Officer, William S. Oesterle, were financially sophisticated and received customary financial and legal information for due diligence purposes.

Although these transactions occurred after the valuation date of April 30, 2010, the valuation firm determined that these transactions were more reliable indications of the fair value of our common stock than the fair value derived from the analysis described above or our issuance and sale of shares of Series C preferred stock in April 2010, because these secondary transactions represented Level 2 inputs in the fair value hierarchy outlined in FASB ASC 820 and there were no substantial changes in our business or in market conditions between April 30, 2010 and the issuance of the valuation report on August 25, 2010. The valuation firm therefore determined that the fair market value of our common stock was $61.02 per share as of April 30,

2010, the weighted average price of the shares of common stock sold in the July and August 2010 secondary transactions.

August 2010 grant

In connection with the August 2010 grants to Ms. Hicks and her immediate resale of a portion of her shares, we concluded that the fair value of the common stock underlying the grant to Ms. Hicks was $60.00 per share for financial accounting purposes. We determined that Ms. Hicks’ contemporaneous sale of common stock to a knowledgeable, unaffiliated third party was the most reliable indicator of the fair value of the common stock underlying the option granted.

October 2010 grants

In connection with the October 2010 grants, the board of directors determined that the fair market value of our common stock remained $61.02 per share. As part of considering the factors listed above, the board of directors considered the common stock valuation analysis performed as of April 30, 2010 and issued on August 25, 2010, the secondary transactions in our common stock in July and August 2010 among sophisticated and knowledgeable parties as both buyers and sellers and the sale in September 2010 of shares of our Series C preferred stock to new and pre-existing investors at a purchase price of $67.42 per share.

February 2011 grants

In connection with the February 2011 grants, the board of directors determined that the fair market value of our common stock remained $61.02 per share. As part of considering the factors listed above, the board of directors considered our repurchase in December 2010 of shares of common stock at a purchase price of $61.02 per share. The board of directors determined the December 2010 repurchase price with input from management and in negotiation with the selling stockholders, many of whom were knowledgeable insiders. In addition, the board of directors noted that the grants happened in close proximity in time to the October 2010 grants, and that there were not sufficient changes in our business or in market conditions to cause the board of directors to increase or decrease its estimate of the fair value of our common stock from the October 2010 grants.

May and June 2011 grants

In connection with the May and June 2011 grants, the board of directors determined that the fair market value of our common stock was $68.00 per share. As part of considering the factors listed above, the board of directors considered our sales in March 2011 of shares of our Series D preferred stock to new and pre-existing investors at a purchase price of $70.74 per share. The board of directors also considered our repurchase in April 2011 of shares of common stock at a purchase price of $68.00 per share, including shares of Series B and C preferred stock that converted to common shares before being repurchased. The board of directors also considered our financial and operating results for the quarter ended March 31, 2011, including the increase in our total revenue over the previous quarter and the quarter ended March 31, 2010 and the sequential growth in our total paid memberships at the end of the period. The board of directors did not assign a specific weight to any factor. Based on the foregoing factors our board of directors determined that the fair value of our common stock had increased from the February

2011 grants. In particular, the board of directors considered that the recent, arms-length, third party transactions for common stock secondary sales at $68.00 per share provided objective evidence in favor of a higher valuation. The board further determined that, while the additional rights and preferences associated with the Series D preferred stock indicated that the value assigned to the common stock should be lower than that of the preferred stock, based on our execution on our business plan only a modest discount was warranted.

In determining not to increase or decrease its estimate of the fair value of our common stock between the May 2011 and June 2011 grants, the board noted the foregoing factors as well as our sale of shares our Series D preferred stock in May 2011 at the same price as in March 2011, the close proximity in time to the May 2011 grants and that there had not been substantial changes in our business or in market conditions since the May 2011 grants.

July 2011 grants

In connection with the July 2011 grants, the board of directors determined that the fair market value of our common stock remained $68.00 per share. As part of considering the factors listed above, the board of directors considered the sale on July 7, 2011 of a total of 57,269 shares of common stock by existing stockholders, including certain of our executive officers, to an investor in our Series D preferred stock for $68.00 per share, or approximately $3.9 million. The investor was financially sophisticated and received customary financial and legal information for due diligence purposes. In determining not to increase or decrease its estimate of the fair value of our common stock from the May and June 2011 grants, the board also noted that we held our organizational meeting with the underwriters of our initial public offering in late June 2011. However, the board determined that there remained substantial uncertainty with respect to our ability to complete an offering in light of market conditions. The board also considered our repurchase in June 2011 of shares of our common stock at a purchase price of $68.00 per share. The board determined the June 2011 repurchase price with input from management and in negotiation with the selling stockholders, many of whom were knowledgeable insiders. In addition, the board of directors also considered our financial and operating results for the quarter ended June 30, 2011, including the increase in our total revenue over the previous quarter and the quarter ended June 30, 2010 and the continued growth in our total paid memberships at the end of the period, as well as the significant increase in our net loss both sequentially and over the prior year period principally due to spending on our national advertising campaign. The board of directors did not assign a specific weight to any factor.

August 2011 grants

In connection with the August 2011 grants, the board determined that the fair market value of our common stock remained $68.00 per share. As part of considering the factors listed above, the board of directors considered steps taken in preparation for this offering, as well as the uncertainties regarding our ability to undertake this offering in light of the substantial instability in the financial markets at that time. The board of directors also considered the progress of our debt refinancing. The board of directors did not assign a specific weight to any factor. After careful consideration, the board of directors concluded that there were not sufficient considerations to cause the board of directors to increase or decrease its estimate of the fair market value of our common stock from the May, June and July 2011 grants.

October 2011 grants

Effective October 18, 2011, we granted options to purchase 61,638 shares of our common stock with a per share exercise price equal to the fair market value of our common stock as of September 30, 2011 as determined by a third party valuation analysis. In concluding that the fair market value of our common stock had increased in connection with the October grants, the board of directors considered our operating performance during the third quarter, our improved liquidity position following the consummation of our debt refinancing, steps taken in preparation for this offering and continued uncertainties regarding our ability to undertake this offering in light of the substantial instability in the financial markets at that time. The board of directors did not assign a specific weight to any factor.

The third party valuation analysis was delivered on October 18, 2011. The valuation firm performed a valuation of our common stock on a non-marketable, minority basis as of September 30, 2011 in a manner consistent with the methods outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. The valuation involved a two-step process. First, the valuation firm established our enterprise value using a discounted cash flow analysis based on a financial forecast prepared by us, and an estimate of our terminal value at the end of the projection period. The financial forecast took into account our past experience and future expectations. The risks associated with achieving this forecast were assessed in selecting the appropriate discount rate. Second, the valuation firm allocated the resulting equity value among the securities that comprise our capital structure using the probability weighted expected returns model, or “PWERM.” Under the PWERM, the value of common stock is estimated based upon an analysis of future values for the enterprise assuming various scenarios and potential future expected outcomes (e.g., an initial public offering, or IPO, a merger or sale, continuing as a private company, or dissolution with no value to common stockholders). Enterprise value is allocated to convertible preferred stock, warrants, options and shares of common stock based on the rights and characteristics of each equity instrument. The resulting share value is based upon the probability-weighted present value of expected future investment returns. Given our belief in the probability of a successful initial public offering, the valuation firm did not consider any other alternative outcome and assumed that our preferred stock would convert to common stock upon the initial public offering. The aggregate value of the common stock derived from the PWERM was then divided by the number of common shares to arrive at the per share common value, and a discount for lack of marketability and liquidity was applied. This analysis resulted in a fair market value of our common stock of $75.90 as of September 30, 2011.

Restricted Stock Grants and Common Stock Valuation

We granted 92,040 shares of restricted stock on December 23, 2010 and 37,401 shares of restricted stock on December 28, 2010. In connection with these grants, the board of directors determined that the fair market value of our common stock was $61.02 per share. These grants were made to employees in acknowledgment of unvested equity interests they held in our predecessor limited liability company, which were cancelled upon our conversion to a corporation. In connection with these grants, the board of directors determined that the fair value of our common stock remained $61.02 per share. As part of considering the factors listed above, the board of directors considered the common stock valuation analysis performed as of April 30,

2010, the proximity in time of the October 2010 stock option grants and our sale in September and October 2010 of shares of our Series C preferred stock to new and pre-existing investors at a purchase price of $67.42 per share. The board of directors also considered our preliminary financial and operating results for the fourth quarter, including the moderate sequential increase in our total revenue over the quarter ended September 30, 2010 and the lower rate of new membership acquisition during the period, principally as a result of fewer consumers actively seeking service providers for home improvement and other projects in the fourth quarter of the calendar year. The board of directors did not assign a specific weight to any factor.